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Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102

Item 1    Name and Address of Company

DragonWave Inc. (the "Company")
600-411 Legget Drive
Ottawa, Ontario
Canada, K2K3C9

Item 2    Date of Material Change

April 9, 2013

Item 3    News Release

A news release with respect to the material change referred to in this report was issued by the Company through Marketwire and filed on the system for electronic document analysis and retrieval (SEDAR) on April 10, 2013.

Item 4    Summary of Material Change

On April 9, 2013, the Company entered into agreements with Nokia Siemens Networks pursuant to which its existing operational framework with Nokia Siemens Networks has been changed. In line with the renewed framework, the Company will continue to be the preferred, strategic supplier to Nokia Siemens Networks of packet microwave and related products, and the companies will jointly coordinate technology development activities.

In connection with implementing the new framework, the Italian services agreement, pursuant to which Nokia Siemens Networks provided R&D and certain other services to the Company since June 1, 2012, was terminated.

Item 5    Full Description of Material Change

On April 9, 2013, the Company entered into agreements with Nokia Siemens Networks pursuant to which its existing operational framework with Nokia Siemens Networks has been changed. In line with the renewed framework, the Company will continue to be the preferred, strategic supplier to Nokia Siemens Networks of packet microwave and related products, and the companies will jointly coordinate technology development activities.

The renewed framework will strengthen the alliance between both companies. This reinforces Nokia Siemens Networks' strong commitment to its mobile broadband customers, who will continue to enjoy a complete mobile broadband solution including FlexiPacket Microwave Radios supplied by the Company. With this, mobile operators will be able to further drive innovation in the high capacity E-Band and small cell domains.

Under the terms of the renewed framework Nokia Siemens Networks provided the Company with an immediate cash payment of EUR10.6M, clearing the contingent receivable on the Company's balance sheet. Nokia Siemens Networks will take on additional commitments and costs so that the Company can continue to develop world class microwave products at competitive prices and focus on excellence in quality and supply. The Italian services agreement, pursuant to which Nokia Siemens Networks provided R&D and certain other services to the Company since June 1, 2012, was terminated. As a result of this action the Company expects that operating costs will be reduced by approximately EUR3M per quarter. The Company expects to pay a termination fee totaling approximately EUR7M over the balance of fiscal year 2014.

The Company has rebranded the products acquired from Nokia Siemens Networks as "Harmony" products and will continue the support and development of these products, which will also be sold via Nokia Siemens Networks. The strategic agreement envisions Nokia Siemens Networks continuing to maintain the commercial interface to mobile customers and "Harmony" remains a fundamental part of its Mobile Broadband proposition.

Item 6    Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

Item 7    Omitted Information

N/A

Item 8    Executive Officer

Inquiries in respect of the material change referred to herein may be made to:
Russell Frederick, Chief Financial Officer, +1 613 599 9991, ext 2253

Item 9    Date of Report

April 17, 2013

QuickLinks

  Exhibit 4.7
FORM 51-102F3 MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102
  Item 1 Name and Address of Company
  Item 2 Date of Material Change
  Item 3 News Release
  Item 4 Summary of Material Change
  Item 5 Full Description of Material Change
  Item 6 Reliance on Subsection 7.1(2) of National Instrument 51-102
  Item 7 Omitted Information
  Item 8 Executive Officer
  Item 9 Date of Report